SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

Netezza Corporation

 (Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64111N101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 64111N101	13 G	Page 2 of 14

1	NAME OF REPORTING PERSON Meritech Capital Partners II L.P. (“MCP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,041,201 shares, except that Meritech Capital Associates II L.L.C. (“MCA II”), the general partner of MCP II, may be deemed to have sole voting power with respect to such shares, Meritech Management Associates II L.L.C. (“MMA II”), a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Paul Madera (“Madera”) and Michael Gordon (“Gordon”), the managing members of MMA II, may be deemed to have shared voting power with respect to such shares

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,041,201 shares, except that MCA II, the general partner of MCP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64111N101	13 G	Page 3 of 14

1	NAME OF REPORTING PERSON Meritech Capital Affiliates II L.P. (“MC AFF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

78,252 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

78,252 shares, except that MCA II, the general partner of MC AFF II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64111N101	13 G	Page 4 of 14

1	NAME OF REPORTING PERSON MCP Entrepreneur Partners II L.P. (“MEP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

23,254 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole voting power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole voting power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

23,254 shares, except that MCA II, the general partner of MEP II, may be deemed to have sole dispositive power with respect to such shares, MMA II, a managing member of MCA II, may be deemed to have sole dispositive power with respect to such shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,254
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64111N101	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON Meritech Capital Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to vote these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II, for whom MCA II serves as general partner, except that MMA II, a managing member of MCA II, may be deemed to have sole power to dispose of these shares, and Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 64111N101	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON Meritech Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MMA II serves as a managing member of MCA II, the general partner of such entities.  Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MMA II serves as a managing member of MCA II, the general partner of such entities.  Madera and Gordon, the managing members of MMA II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 64111N101	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON Paul Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MCA II is the general partner of such entities and Madera, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 64111N101	13 G	Page 8 of 14

1	NAME OF REPORTING PERSON Michael Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

3,142,707 shares, all of which are held by MCP II, MC AFF II, and MEP II.  MCA II is the general partner of such entities and Gordon, as a managing member of MMA II, a managing member of MCA II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,142,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 64111N101	13 G	Page 9 of 14

ITEM 1(A).

NAME OF ISSUER

Netezza Corporation

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Crossing Boulevard

Framingham, MA 01702

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners II L.P., a Delaware limited partnership (“MCP II”), Meritech Capital Affiliates II L.P., a Delaware limited partnership (“MC AFF II”), MCP Entrepreneur Partners II L.P., a Delaware limited partnership (“MEP II”), Meritech Capital Associates II L.L.C., a Delaware limited liability company (“MCA II”), Meritech Management Associates II L.L.C., a Delaware limited liability company (“MMA II”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MCA II is the general partner of MCP II, MC AFF II and MEP II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II.  MMA II is a managing member of MCA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II.  Madera and Gordon are managing members of MMA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners

245 Lytton Ave, Suite 350

Palo Alto, CA  94301

ITEM 2(C).

CITIZENSHIP

MCP II, MC AFF II and MEP II are Delaware limited partnerships.  MCA II and MMA II are Delaware limited liability companies.  Madera and Gordon are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 64111N101

ITEM 3.

Not Applicable.

CUSIP NO. 64111N101	13 G	Page 10 of 14

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP II, MC AFF II and MEP II, and the limited liability company agreements of MCA II and MMA II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

CUSIP NO. 64111N101	13 G	Page 11 of 14

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.

CERTIFICATION

Not applicable.

CUSIP NO. 64111N101	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2008

Meritech Capital Partners II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By: /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Capital Affiliates II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By: /s/ Paul S. Madera

Paul S. Madera, a managing member

MCP Entrepreneur Partners II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Capital Associates II L.L.C.

By:  Meritech Management Associates II L.L.C.

a managing member

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Management Associates II L.L.C.

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

/s/ Paul S. Madera

Paul S. Madera

/s/ Michael B. Gordon

Michael B. Gordon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm

Last update: 11/05/2002

CUSIP NO. 64111N101	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 64111N101	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Netezza Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 7, 2008

Meritech Capital Partners II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By: /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Capital Affiliates II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By: /s/ Paul S. Madera

Paul S. Madera, a managing member

MCP Entrepreneur Partners II L.P.

By:  Meritech Capital Associates II L.L.C.

its General Partner

By:  Meritech Management Associates II L.L.C.

a managing member

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Capital Associates II L.L.C.

By:  Meritech Management Associates II L.L.C.

a managing member

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

Meritech Management Associates II L.L.C.

By:  /s/ Paul S. Madera

Paul S. Madera, a managing member

/s/ Paul S. Madera

Paul S. Madera

/s/ Michael B. Gordon

Michael B. Gordon